FOR IMMEDIATE RELEASE

ENTERRA ENERGY SIGNS AGREEMENT WITH ROCKY MOUNTAIN ENERGY CORP.

Shareholder vote to take place on September 28, 2004

Calgary, AB-August 23, 2004 – Enterra Energy Trust ("Enterra") (NASDAQ: EENC, TSX: ENT.UN) and Rocky Mountain Energy Corp. ("Rocky") (TSXV: RME) today announced the signing of a definitive agreement for the acquisition by a subsidiary of Enterra of all of the issued and outstanding common shares of Rocky. The acquisition is to be completed by way of a plan of arrangement pursuant to which shareholders of Rocky will receive for each share of Rocky held, at the election of the holder, $6.10 in cash (subject to an aggregate maximum of $10 million cash), 0.35078 of a trust unit of Enterra, or 0.35078 of an exchangeable share (each of which is exchangeable for a trust unit of Enterra). The Enterra trust units and exchangeable shares have been valued at C$17.39 based on the recent 10-day weighted average trading price of Enterra trust units on Nasdaq, valuing the common shares of Rocky at C$6.10 per share. The transaction, including assumption of Rocky debt, has been valued at approximately C$55 million. If the maximum cash is used and pro-rated among all Rocky shareholders, Rocky shareholders would receive approximately 80% consideration in Enterra trust units or exchangeable shares and 20% in cash, and Enterra would be issuing a combination of approximately 2.1 million trust units and exchangeable shares, which is less than 10% of the total number of Enterra trust units currently outstanding.

Lock-up agreements from certain directors and management of Rocky equaling 30.76% of Rocky’s outstanding common shares have been received. The transaction will involve a plan of arrangement and will require approval of 66?% of the votes cast at a meeting of Rocky shareholders and court approval. The Rocky shareholders meeting is expected to be held on September 28, 2004 and it is anticipated, assuming shareholder and court approval is obtained, that the transaction will close later that same day.

The number of trust units or exchangeable shares to be issued will be adjusted if the Nasdaq weighted average trading price of the Enterra trust units for the ten (10) trading days immediately preceding the closing date is different by more than 5% (or $0.87) from the C$17.39 Enterra trading price.

FirstEnergy Capital Corp., acting as financial advisor to Rocky, has advised the board of directors of Rocky that they are of the opinion that the consideration to be provided to Rocky shareholders pursuant to the transaction is fair, from a financial point of view, to Rocky shareholders.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada. The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.

Enterra currently pays out a monthly distribution of US$0.12.

Additional information can be obtained at the Company's website at www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements". These statements involve risks that could significantly impact the Company. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Company contacts: Enterra Energy Trust Luc Chartrand, 403/213-2502 Lynn Wiebe, 403/538-3237 www.enterraenergy.com	Investor Relations: The Equity Group Inc. Linda Latman, 212/836-9609 Sarah Svindland, 212/836-9611 www.theequitygroup.com
Rocky Mountain Energy Corp. William Ambrose 403/265-1234 www.rockymountainenergycorp.com